news release

This press release does not constitute an offer in the United States of America or in any other jurisdiction. The Securities may not be offered or sold in the United States of America absent registration or pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended. ArcelorMittal does not intend to register any portion of the offering in the United States of America or to conduct a public offering in the United States of America.

Pricing by ArcelorMittal of Subordinated Perpetual Capital Securities for an approximate amount of U.S.$ 650 Million

Luxembourg, 25 September 2012 - ArcelorMittal (“ArcelorMittal” or the “Company”) announced today the successful pricing of an offering of U.S.$ 650 Million subordinated perpetual capital securities (the “Securities”).

The Securities have no fixed maturity date and are deeply subordinated. They bear interest at 8.75% per annum, subject to the right of the Company to defer interest payments. The initial coupon will reset periodically over the life of the Securities, with the first reset in year five and subsequently every five years thereafter. There will be a step up in interest of 25bps on the second reset date and a subsequent step up of 75bps (cumulative with the initial 25bps) fifteen years later. The Company will be entitled to call the Securities in year five, in year ten, and on subsequent interest payment dates.  The Company will also have the option to redeem the Securities upon specific accounting, tax, rating agency or change of control events.

The Securities will be accounted for as equity in ArcelorMittal's consolidated financial statements prepared under IFRS. The net proceeds of this issue will be used for the general financing purposes of ArcelorMittal and its consolidated subsidiaries, including the repayment of existing debt.

Important note: This press release does not, and shall not, in any circumstances constitute a public offering by ArcelorMittal of the Securities nor an invitation to the public in connection with any offer. No communication and no information in respect of the issuance of the Securities may be distributed to the public in any jurisdiction where a registration or approval is required. No steps have been or will be taken in any jurisdiction where such steps would be required. The offering or purchase of the Securities may be subject to specific legal or regulatory restrictions in certain jurisdictions. ArcelorMittal takes no responsibility for any violation of any such restrictions by any person.

This press release is an advertisement and not a prospectus within the meaning of Directive 2003/71/EC of the European Parliament and the Council of November 4th, 2003 (as amended and as implemented in each member State of the European Economic Area (the "Member States"), the ("Prospectus Directive"). The Offering Circular prepared by the Issuer in connection with the issuance of the Securities has been prepared on the basis that any offer of Securities in any Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to publish a prospectus for offers of the Securities. Accordingly any person making or intending to make an offer in that Relevant Member State of the Securities may only do so in circumstances in which no obligation arises for the Issuer or the Managers to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, in each case, in relation to such offer. The Issuer and the Managers have not authorized the making of any offer of Securities in any other circumstances. The Offering Circular referred to above has been filed with the Commission de Surveillance du Secteur Financier of Luxembourg and the Luxembourg Stock Exchange, and is available on www.arcelormittal.com.

This press release is not an invitation nor is it intended to be an inducement to engage in investment activity for the purpose of Section 21 of the Financial Services and Markets Act 2000 of the United Kingdom (the "FSMA"). This press release is only being distributed to and is only directed at (i) persons who are outside the United Kingdom; (ii) persons who are investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) of the United Kingdom (the "Financial Promotion Order"); and (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Financial Promotion Order (all such persons together being referred to as "relevant persons"). Any Securities will only be available to, and any invitation, offer, agreement to subscribe, purchase or otherwise acquire such Securities, or inducement to engage in any investment activity included within this press release is available only to, relevant persons and will be engaged in only with relevant persons. Anyone other than a relevant person must not act or rely on this press release or any of its contents.

This press release does not constitute an offer to sell or a solicitation of an offer to purchase any securities in the United States. The Securities have not been and will not be registered under the U.S. Securities act of 1933, as amended (the "Securities Act") or the laws of any state within the U.S., and may not be offered or sold in the United States or to or for the account or benefit of U.S. Persons, except in a transaction not subject to, or pursuant to an applicable exemption from, the registration requirements of the Securities Act or any state securities laws. This press release and the information contained herein may not be distributed or sent into the United States, or in any other jurisdiction in which offers or sales of the Securities would be prohibited by applicable laws and should not be distributed to United States persons or publications with a general circulation in the United States. No offering of the Securities has been made or will be made in the United States.

This press release may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although ArcelorMittal's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal's securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Commission de Surveillance du Secteur Financier of Luxembourg . ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.